UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 9, 2021

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference

The information contained in this Report on Form 6-K, excluding the information set forth in Exhibit No. 1, shall be incorporated by reference in the prospectuses relating to the Registrant’s securities contained in the Registrant’s Registration Statements on Form F-3 (File Nos. 333-228295 and 333-228294), as such prospectuses may be amended or supplemented from time to time.

Westpac sells Australian Life Insurance Business to TAL

On August 9, 2021, Westpac announced it has agreed with TAL Dai-ichi Life Australia Pty Limited (“TAL”) to sell Westpac Life Insurance Services Limited.

The sale price of $900m represents a multiple of 0.96x FY20 embedded value1. In addition, the transaction includes ongoing payments to Westpac2.

The transaction sees Westpac exit manufacturing life insurance products and releases significant capital back to the bank. The total accounting loss on sale is approximately $1.3 billion post-tax, while the transaction will add approximately 12 basis points to Westpac’s Level 2 common equity Tier 1 capital ratio. A post-tax loss of c.$0.3 billion, reflecting predominantly transaction and separation costs, is expected to be realised in the Group’s full year 2021 results, while the balance of the loss will be recognised on completion of the sale.

Westpac will retain responsibility for certain pre-completion matters and provide protection to TAL through a combination of provisions, warranties and indemnities.

Completion of the transaction is subject to various regulatory approvals and is expected to occur in the second half of the 2022 calendar year.

Index to Exhibits

Exhibit No.	Description

1	ASX Release – Westpac sells Australian Life Insurance Business to TAL

1 Excluding franking credits.

2 The sale price excludes ongoing payments.

Disclosure regarding forward-looking statements

The information contained in this Report on Form 6-K contains statements that constitute “forward-looking statements” within the meaning of section 21E of the U.S. Securities Exchange Act of 1934. Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this Report and include statements regarding our intent, belief or current expectations with respect to our business and operations, macro and micro economic and market conditions, results of operations and financial condition.

We use words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘risk’, ‘aim’ or other similar words to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond our control and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon us. There can be no assurance that future developments will be in accordance with our expectations or that the effect of future developments on us will be those anticipated. Should one or more of the risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results could differ materially from the expectations described in this Report. Factors that may impact on the forward-looking statements made include, but are not limited to, those described in the section entitled ‘Risk factors’ in Westpac’s 2021 Interim Financial Results on Form 6-K filed with the U.S. Securities and Exchange Commission, as well as the ongoing impact of COVID-19. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider such factors and other uncertainties and events. We are under no obligation, and do not intend, to update any forward-looking statements contained in this Report, whether as a result of new information, future events or otherwise, after the date of this Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: August 9, 2021	By:	/s/ Yvette Adiguzel
Yvette Adiguzel
Tier One Attorney